14







                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarter ended November 30, 2001


                AYOTTE MUSIC INC.                           000-30683
-------------------------------------------------     --------------------------
 (Translation of Registrant's name into English)          SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X          Form 40-F
                             -------                  --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                    No     X
                          --------              -------

              AYOTTE MUSIC INC.



              QUARTERLY FINANCIAL STATEMENTS
              (UNAUDITED)

              AS AT NOVEMBER 30, 2001

              INDEX                                             PAGE NO.
              -----                                             --------

              SCHEDULE A: FINANCIAL STATEMENTS

              1.       BALANCE SHEET                                 3
              2.       STATEMENT OF DEFICIT                          4
              3.       STATEMENT OF CASH FLOW                        5
              4.       NOTES TO FINANCIAL STATEMENTS               6-9

              SCHEDULE B: SUPPLEMENTARY INFORMATION                 10

              SCHEDULE C: MANAGEMENT DISCUSSION                  11-13

              SIGNATURE                                             14


AYOTTE MUSIC INC.
BALANCE SHEET                                                                       Schedule A
(Prepared by Management without Audit)

------------------------------------------------------------------------------------------------
                                                  November 30,     November 30,     February 28,
                                                     2001             2000              2001
------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and term deposits                           $    948,264    $     842,108    $     938,218
Accounts receivable                                    65,992          148,795          102,669
Inventories                                           237,797          240,865          245,413
Prepaid expenses                                       18,657           24,880           31,208
----------------------------------------------------------------------------------------------

                                                    1,270,710        1,256,648        1,317,508

CAPITAL                                               168,893          206,818          201,140

PATENT                                                  1,016            1,016            1,016
----------------------------------------------------------------------------------------------

                                                 $  1,440,619    $   1,464,482    $   1,519,664
==============================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities         $    108,089    $     110,087    $     126,568
----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                       3,069,073        3,019,737        3,029,072

DEFICIT                                            (1,736,543)      (1,665,342)      (1,635,976)
----------------------------------------------------------------------------------------------

                                                    1,332,530        1,354,395        1,393,096
----------------------------------------------------------------------------------------------

                                                 $  1,440,619    $   1,464,482    $   1,519,664
==============================================================================================


APPROVED BY THE DIRECTORS:    MICHAEL FUGMAN        LOUIS EISMAN
                              --------------        ------------
                                DIRECTOR              DIRECTOR


AYOTTE MUSIC INC.
STATEMENT OF DEFICIT                                                                                           Schedule A
(Prepared by Management without Audit)
---------------------------------------------------------------------------------------------------------------------------
                                      Three Month    Three Month    Six Month      Six Month     Nine Month    Nine Month
                                        Period         Period         Period         Period       Period         Period
                                        Ended          Ended          Ended          Ended        Ended          Ended
                                      August 31,     August 31,     August 31,     August 31,    November 30,  November 30,
                                         001           2000           2001          2000           2001         2000
---------------------------------------------------------------------------------------------------------------------------

SALES                               $    343,986   $    314,488   $    714,994   $    681,974   $  1,032,105   $ 1,098,340

COST OF GOODS SOLD                       256,863        173,150        537,812        392,295        774,010       674,940
-------------------------------------------------------------------------------------------------------------------------

GROSS MARGIN                              87,123        141,338        177,182        289,679        258,095       423,400
-------------------------------------------------------------------------------------------------------------------------

EXPENSES
Advertising and promotion                 14,026         18,903         36,451         35,834         51,319        71,282
Amortization                              12,600         15,000         25,200         30,000         37,800        45,000
Bad debts                                      -            800            859            800          2,770         2,670
Bank charges and interest                  7,934          6,362         16,272         17,058         23,194        24,940
Computer                                     107          1,912          1,500          3,480          2,424         3,480
Internet and Website                       1,776          8,703         12,606         10,275         13,703        28,995
Legal and accounting                       4,950          4,288         10,092         16,860         14,225        23,567
Management fees                           12,000         12,000         24,000         24,000         36,000        36,000
Public company expenses                    5,546              -          8,055              -         10,476             -
Office                                     3,368          5,923          5,950          7,870          9,250        10,037
Rent, Insurance and Utilities              6,889          4,719         14,103         12,894         20,952        19,030
Repairs and maintenance                        -            403              -          1,900              -         1,900
Salaries and employee benefits            43,405         46,393         88,903        101,185        132,643       145,280
Telephone and fax                          2,087          5,930          7,140         11,927          8,424        18,306
*One Time Corporate expenses              29,822         36,776         38,240         89,400         55,370        97,097
-------------------------------------------------------------------------------------------------------------------------

                                         144,510        168,112        289,371        363,483        418,550       527,584
-------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS            (57,387)       (26,774)      (112,189)       (73,804)      (160,455)     (104,184)

OTHER
Expense recovery                               -         44,049              -         44,049              -        44,049
Other income                              24,185         (1,196)        47,470          2,137         61,952        20,939
Gain (loss) on foreign exchange           (1,398)         2,162            284          6,312          3,287        27,226
Loss on disposal of asset                      -              -         (5,351)             -         (5,351)             -
-------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE  PERIOD        (34,600)        18,241        (69,786)       (21,306)      (100,567)      (11,970)
DEFICIT, beginning of period          (1,671,162)    (1,692,918)    (1,635,976)    (1,653,371)    (1,635,976)   (1,653,372)
-------------------------------------------------------------------------------------------------------------------------

DEFICIT, end of period              $ (1,705,762)  $ (1,674,677)  $ (1,705,762)  $ (1,674,677)  $ (1,736,543) $ (1,665,342)
=========================================================================================================================

LOSS PER SHARE                               .01            .01            .01            .01            .01           .01
Shares Issued                         13,079,000     12,944,000     13,094,000     12,944,000     13,094,000    12,944,000

Note: *Corporate Expenses are those expenses that relate to the SEC listing and the search for other web based businesses.


AYOTTE MUSIC INC.
STATEMENT OF CASH FLOW                                                                                       Schedule A
(Prepared by Management without Audit)

-----------------------------------------------------------------------------------------------------------------------
                                         Three Month   Three Month   Six Month   Six Month    Nine Month   Nine Month
                                           Period        Period       Period       Period       Period        Period
                                            Ended        Ended        Ended        Ended        Ended         Ended
                                         August 31,    August 31,   August 31,   August 31,  November 30,  November 30,
                                            2001         2000         2001          2000        2001          2000
-----------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) OPERATING
ACTIVITIES
Net income (loss) for the period         $  (34,600)  $   18,241   $  (69,786)  $ (21,306)  $ (100,567)   $  (11,970)
Non-cash items:
   Amortization of capital                   12,600       15,000       25,200      30,000       37,800        45,000
   Loss on disposal of asset                      -            -        5,351           -            -             -
-------------------------------------------------------------------------------------------------------------------
                                            (22,000)      33,241      (39,235)      8,694      (62,767)       33,030
-------------------------------------------------------------------------------------------------------------------
CHANGES IN NON-CASH WORKING CAPITAL
   Accounts receivable                       41,975       32,648       16,901      87,909       36,677        34,922
   Inventories                               20,310      (26,875)     (15,757)    (19,584)       7,616        10,835
   Prepaid expenses                          (4,898)     (19,782)      14,859     (21,528)      12,551       (16,660)
   Accounts payable                         (15,965)     (80,875)     (13,216)    (49,311)     (18,479)      (54,780)
-------------------------------------------------------------------------------------------------------------------
                                             41,422      (94,884)       2,787      (2,514)      38,365       (25,683)
CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase of capital assets                   299       (2,590)     (10,904)     (6,302)      (5,553)       (7,980)

CASH FLOWS FROM INVESTING ACTIVITIES
   Issuance of share capital                      -            -            -     494,000       40,000       494,000
-------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH              19,721      (64,233)     (47,352)    493,878       10,045       493,367

CASH, beginning of period                   871,145      906,853      938,218     348,742      938,219       348,741
-------------------------------------------------------------------------------------------------------------------

CASH, end of period                      $  890,866   $  842,620   $  890,866   $ 842,620   $  948,264    $  842,108

===================================================================================================================

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED NOVEMBER 30, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


These financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

1.   OPERATIONS

     Ayotte Music Inc. ("Ayotte" or the "Company") is a British Columbia corporation in the business of manufacturing drums for the music entertainment industry.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Inventories

          Inventories are valued at the lower of cost ant net realizable value. Cost is determined under the specific identification method. Inventory is comprised primarily of custom-made drum kits.

     b)   Capital Assets

          Capital assets are recorded at cost. Amortization is provided on a declining-balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

     c)   Foreign Exchange

          Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the period-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

          All revenue from direct sales into the United States is received in US dollars. As the Company's main operations are located in Canada, a significant portion of expenses are incurred in Canadian dollars, therefore, the Canadian dollar is considered the functional currency for measuring transactions. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred.

     d)   Revenue Recognition

          The Company earns revenue from internet and direct sales, as well as sales to dealers.

              (i)  Dealers

                   Revenue from sales to dealers is recognized and recorded upon shipment of the completed product. The product is invoiced upon shipment, as this is a requirement for cross-border transactions.

              (ii) Internet and Direct Sales

                   Revenues from sales on the internet and direct sales are received, recognized and recorded upon shipment of the completed product. Shipping occurs upon receipt of full payment for product.

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED NOVEMBER 30, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     e)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     f)   Earnings (Loss) Per Share

          Earnings (loss) per share are computed using the weighted average number of shares outstanding during the period.

     g)   Advertising Expense

          The Company expenses advertising costs as incurred.

     h)   Cash and Cash Equivalents

          Cash equivalents are comprised of certain highly liquid instruments and are invested in interest earning investments redeemable at any time.

3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


4.   RELATED PARTY TRANSACTIONS

     a) Consulting and management fees of $ 36,000 were paid to a shareholder of the Company and another company owned by a director.


5.   EARNINGS (LOSS) PER SHARE

     The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings (loss) per share are not calculated, as the effect on earnings
     (loss) per share is of no significance.

                                                       3rd Quarter     3rd Quarter
                                                          2001            2000
          -------------------------------------------------------------------------

          Net income (loss) for the period            $   (100,567)   $    (11,970)

          Weighted average shares outstanding           13,094,000      12,944,000
          -------------------------------------------------------------------------

          Earnings (loss) per share                   $      (0.01)   $      (0.01)
          =========================================================================

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED NOVEMBER 30, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

6.   SUBSEQUENT EVENTS

     The following transactions occurred subsequent to the end of the reporting period:

     (a) On December 3, 2001, Ayotte Music Inc. announced a letter of intent with Verb Exchange Inc. effective November 27, 2001, to acquire Verb Exchange Inc., a privately held B.C. corporation, through a reverse takeover transaction. The transaction, which will be structured as a statutory plan of arrangement, is subject to a number of conditions, including a requirement of Ayotte to complete adequate financing to ensure that it has a minimum of $2 million net cash in its treasury. Following the completion of necessary financing, it is anticipated that the shareholders of Ayotte and Verb will each own 50% of the outstanding shares of the combined company, prior to issuance of any securities in settlement of advisory fees, finder's fees sponsorship fees and any other adjustments. Thomson Kernaghan & Co. Limited (""Thomson Kernaghan""), subject to completion of satisfactory due diligence, has agreed to act as sponsor to Ayotte in connection with the transaction.

          Verb is a provider of productivity-enhancing communications tools and wireless data messaging convergence applications - Unified Communications (UC), Interactive Broadcast Messaging (IBM) Services, technical development of large-scale telecom solutions, and Wireless
          (PDA) device messaging & solution bundling.

          Ayotte has also agreed to provide a bridge loan, to a maximum of $1,250,000, to Verb pending completion of the transaction. The loan is secured against the assets of Verb and is supported by a pledge of the shareholdings of Verb's principal shareholders. Advances under the loan will be made against an approved budget.

     (b) On December 7, 2001, the Company announced that they were going to change the Auditor from Ellis Foster to KPMG.

     (c) On December 12, 2001 the Company announced that they were going to change the Fiscal year-end from February 28th to December 31st. The Company changed the year-end to coincide with the audited financials that will have to be prepared as at December 31st pursuant to the Agreement dated November 30th for the sale of substantially all the assets of the business.

     (d) On December 21, 2001 the Company announced the closing of a private placement announced in its news release dated July 16, 2001, which was accepted by the Canadian Venture Exchange on October 4, 2001 and completed on December 5th, 2001. In accordance with the provisions of the Subscription Agreement, a total of 1,000,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at $0.15 for a two year period, were issued to the placee, Valor Invest Limited., an investment bank, on December 5th, 2001.

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED NOVEMBER 30, 2001
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

6.   SUBSEQUENT EVENTS (cont'd)


     (e) On January 4th, 2002 the Company held the 2001 Annual General Meeting of the Shareholders of Ayotte Music Inc. (the "Corporation").

              The following business was completed:

          - The Annual Report of the Corporation and the financial statements of the Corporation for the fiscal year ending February 28th, 2001 together with the report of the Auditors were presented to the shareholders.
          - The Board of Directors, consisting of Louis Eisman, Michael Fugman and Don Mazankowski Jr., were elected for the ensuing year.
          - A Special Resolution was passed approving the sale of the Corporation's core business of manufacturing and distributing drums and related products pursuant to the Agreement dated November 30, 2001.
          - A Special Resolution was passed to change the name of the Corporation to such a name that in the discretion of the Corporation's Board of Directors is determined to be appropriate and which relevant regulatory body having jurisdiction may accept as a result of the assignment of the current name of the Corporation to the purchaser of the business pursuant to the Agreement dated November 30, 2001.

     (f) On January 14th, 2002, the Company announced the finalization and closing of its transaction with Shetland Enterprises for the sale of the Corporation's assets in connection with the Corporation's core business of manufacturing and distribution of drums and related products pursuant to the agreement between the Corporation and the Purchaser dated November 30th, 2001. This agreement was approved as a special resolution by the Shareholders at the Corporation's Annual General Meeting on January 4th, 2002.

AYOTTE MUSIC INC.
QUARTERLY REPORT November 21, 2001
Schedule B
(Prepared by Management without Audit)

SUPPLEMENTARY INFORMATION

1.   For the Current Fiscal Year-to-Date:

     For information on Marketing Expenses, General and Administrative expenditures please refer to Schedule A. There are no deferred costs.

     Included in Cost of Goods Sold are:

          Purchases               $348,955
          Freight In                13,175
          Freight Out               59,620
          Labour                   232,943
          Rent                      75,399
          Utilities                 14,241
          Maintenance                3,355
          Operating Supplies        18,706
          Change in Inventory        7,616
                                  --------
                                  $774,010
                                  ========

     For information on Related Party Transactions, refer to "Notes to the Financial Statements"

2.   For the Fiscal Year-to-Date:

      a)  Options Granted on      (a)  700,000 incentive stock options exer-
          July 31, 2001                cisable prior to July 18, 2006 @ $0.10
                                       per share were granted to Directors of
                                       the Company

                                                                                      NO OF
                                                                                      OPTIONED
                                        NAME OF OPTIONEE       POSITION               SHARES        EXPIRY DATE
                                        ----------------       --------               ------        -----------
                                        Louis Eisman           President & CEO        200,000       July 18, 2006
                                        Michael Fugman         Director               500,000       July 18, 2006

      b)  Options Exercised       (b)  400,000 stock options were exercised on
          On 11/29/01                  11/29/01 for Ayotte Common shares at
                                       $0.10/share for a value of $40,000

3.    As at August 31, 2001:

      a)  Authorized Capital:          An unlimited number of common shares
                                       without par value
      b)  Issued Share Capital:        13,494,000 common shares for a value
                                       of $3,069,073

      c)  Options Outstanding:         NUMBER OF SHARES          PRICE            EXPIRY DATE
                                       450,000                   $0.10            October 18, 2002
                                       100,000                   $0.42            February 22, 2004
                                       500,000                   $0.10            July 18, 2006

     d)   Warrants Outstanding:       The Company has outstanding share purchase
                                      warrants to acquire shares as follows:

                                      NUMBER OF SHARES          PRICE            EXPIRY DATE
                                      ----------------          -----            -----------
                                      1,235,000                 $0.80            June 14, 2002

     e)   Shares in Escrow:           N/A
     f)   List of Directors
          and Officers:               Louis Eisman     President and Director
                                      Michael Fugman   Director
                                      Don Mazankowski  General Manager, Director

AYOTTE MUSIC INC.
--------------------------------------------------------------------------------
MANAGEMENT DISCUSSION
QUARTERLY REPORT AUGUST 31, 2001                                     Schedule C
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

DESCRIPTION OF BUSINESS

Ayotte Music Inc. is the legal name of the company that operates as Ayotte Drums. Our registered office is located at 1199 West Hastings Street, Suite 600, Vancouver, BC, V6E 2E9. Our office and manufacturing facility are located at 2060 Pine Street, Vancouver, BC, V6J 4P8.

Ayotte Drums was founded by Ray Ayotte who began selling, teaching and repairing drums in 1972, and manufactured drums and other related percussion and musical products starting in 1982. Mr. Ayotte left the company in 1999.

Ayotte Drums manufactures high quality custom and professional quality musical drums. There are innovations and levels of quality that make these drums unique in the market. On November 26, 1999 we commenced a new Internet based "e-commerce initiative" by selling products directly to consumers at significant discounts. We have been able to maintain a strong Canadian dealership base but sales throughout the rest of the world are initiated mainly through the Internet.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

TO MAY 31, 2001
---------------

Sales for the three-month period ending May 31, 2001 were $371,008 compared to $367,486 for the same period last year. Cost of sales have increased to $280,949 as compared to $219,145 resulting in a gross margin of $90,059 compared to a gross margin of $148,341 for the previous period. Advertising and promotion expenses increased to $22,425 compared to the previous period of $16,931. Internet and Website costs increased to $10,830 as compared to the previous period of $1,572. Legal and accounting expenses decreased to $5,142 compared to the previous period of $12,572. Salary and employee benefits decreased to $45,498 compared to the previous period of $54,792. One time corporate expenses which are expenses that directly relate to obtaining and maintaining a SEC listing and a search for other web based business decreased to $8,418 compared to the previous period of $51,382. Other income for the period was $23,285 compared to the other income for the previous period of $3,333. A loss on the disposal of an asset of $5,351 was reported when the company automobile was sold. Management fees of $12,000 were paid to a shareholder of the Company and another company owned by a director.

TO AUGUST 31, 2001
------------------

Sales for the six-month period ending August 31, 2001 were $714,994 compared to $681,974 for the same period last year. Cost of Sales have increased to $537,812 as compared to $392,295 for resulting in a Gross Margin of $177,182 compared to a Gross Margin of $289,679 for the previous period. Advertising and promotion expenses increased to $36,451 compared to the previous the previous period of $35,834. Internet and website costs increased to $12,606 as compared to the previous period of $10,275. Legal and Accounting expenses decreased to $10,092 compared to the previous period of $16,860. Salary and Employee Benefits were $88,903 compared to $101,185 for the previous period. One time corporate expenses which are expenses that directly relate to obtaining and maintaining a SEC listing and a search for other web based business decreased to $38,240 compared to the previous period of $89,411. Other income for the period was $47,470 compared to the previous period of $2,137. Management fees of $24,000 were paid to a shareholder of the Company and another company owned by a director.

TO NOVEMBER 30, 2001
--------------------

Sales for the nine-month period ending November 30, 2001 were $1,032,105 compared to $1,098,340 for the same period last year. Cost of Sales for the period were $774,010 as compared to $674,940 for the previous period resulting in a Gross Margin of $258,095 compared to a Gross Margin of $423,400 for the previous period. Advertising and promotion expenses for the period were $51,319 compared to the previous period of $71,282. Internet and website costs for the period were $13,703 compared to the previous period of $28,995. Legal and Accounting expenses for the period were $14,225 compared to the previous period of $23,567. Salary and Employee Benefits were $132,643 compared to $145,280 for the previous period. One time corporate expenses which are expenses that directly relate to maintaining the SEC listing and a search for other businesses for the period were $55,370 compared to the previous period of $97,097. Other income for the period was $61,952 compared to the previous period of $20,903. Management fees of $36,000 were paid to a shareholder of the Company and another company owned by a director.

On October 4, 2001 the Company announced that the Board of Directors had accepted an Agreement in Principal to sell the assets of the Company, including the Company's core business of manufacturing and distributing drums and related products. The prospective Purchaser is a new corporation to be formed by Mr. William Jennison of Coquitlam, British Columbia. The purchase price is CDN$400,000, of which CDN$200,000 will be paid in cash on closing with the remainder in the form of Vendor Take Back financing of CDN$200,000. The Vendor Take Back financing will be in the form of 36 equal payments commencing on December 2002 with an annual interest rate of 7%. In addition to the Vendor Take Back, a bonus will be paid to the Company equal to 5% of the annual pre-tax profits commencing on November 30th, 2002 for the duration of the term of the Vender Take Back financing ending on November 30, 2005. A consulting fee is to be paid to CrossonVoyer Capital Inc in the form of a retainer/fee of CDN$20,000 plus a completion fee payable upon the successful conclusion of the transaction equal to 7% commission of the ""transaction value"".On November 2, 2001 the Company gave Notice of the Annual General Meeting to be held on January 4th, 2002 in Vancouver, BC, Canada

On November 27, 2001 the Company requested that the CDNX halt the trading of Ayotte Music Inc. stock Pending an Announcement.



SUBSEQUENT EVENTS

Subsequent events that have occurred since the end of the period;

     The following transactions occurred subsequent to the end of the reporting period:

     (a) On December 3, 2001, Ayotte Music Inc. announced a letter of intent with Verb Exchange Inc. effective November 27, 2001, to acquire Verb Exchange Inc., a privately held B.C. corporation, through a reverse takeover transaction. The transaction, which will be structured as a statutory plan of arrangement, is subject to a number of conditions, including a requirement of Ayotte to complete adequate financing to ensure that it has a minimum of $2 million net cash in its treasury. Following the completion of necessary financing, it is anticipated that the shareholders of Ayotte and Verb will each own 50% of the outstanding shares of the combined company, prior to issuance of any securities in settlement of advisory fees, finder's fees sponsorship fees and any other adjustments. Thomson Kernaghan & Co. Limited (""Thomson Kernaghan""), subject to completion of satisfactory due diligence, has agreed to act as sponsor to Ayotte in connection with the transaction.

          Verb is a provider of productivity-enhancing communications tools and wireless data messaging convergence applications - Unified Communications (UC), Interactive Broadcast Messaging (IBM) Services, technical development of large-scale telecom solutions, and Wireless
          (PDA) device messaging & solution bundling.

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          Ayotte has also agreed to provide a bridge loan, to a maximum of
          $1,250,000, to Verb pending completion of the transaction. The loan is secured against the assets of Verb and is supported by a pledge of the shareholdings of Verb's principal shareholders. Advances under the loan will be made against an approved budget.

     (b) On December 7, 2001, the Company announced that they were going to change the Auditor from Ellis Foster to KPMG.

     (c) On December 12, 2001 the Company announced that they were going to change the Fiscal year-end from February 28th to December 31st. The Company changed the year-end to coincide with the audited financials that will have to be prepared as at December 31st pursuant to the Agreement dated November 30th for the sale of substantially all the assets of the business.

     (d) On December 21, 2001 the Company announced the closing of a private placement announced in its news release dated July 16, 2001, which was accepted by the Canadian Venture Exchange on October 4, 2001 and completed on December 5th, 2001. In accordance with the provisions of the Subscription Agreement, a total of 1,000,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at $0.15 for a two year period, were issued to the placee, Valor Invest Limited., an investment bank, on December 5th, 2001.

     (e) On January 4th, 2002 the Company held the 2001 Annual General Meeting of the Shareholders of Ayotte Music Inc. (the "Corporation").

          The following business was completed:

          - The Annual Report of the Corporation and the financial statements of the Corporation for the fiscal year ending February 28th, 2001 together with the report of the Auditors were presented to the shareholders.
          - The Board of Directors, consisting of Louis Eisman, Michael Fugman and Don Mazankowski Jr., were elected for the ensuing year.
          - A Special Resolution was passed approving the sale of the Corporation's core business of manufacturing and distributing drums and related products pursuant to the Agreement dated November 30, 2001.
          - A Special Resolution was passed to change the name of the Corporation to such a name that in the discretion of the Corporation's Board of Directors is determined to be appropriate and which relevant regulatory body having jurisdiction may accept as a result of the assignment of the current name of the Corporation to the purchaser of the business pursuant to the Agreement dated November 30, 2001.

     (f) On January 14th, 2002, the Company announced the finalization and closing of its transaction with Shetland Enterprises for the sale of the Corporation's assets in connection with the Corporation's core business of manufacturing and distribution of drums and related products pursuant to the agreement between the Corporation and the Purchaser dated November 30th, 2001. This agreement was approved as a special resolution by the Shareholders at the Corporation's Annual General Meeting on January 4th, 2002


LIQUIDITY AND SOLVENCY

The company remains in a strong position to meet ongoing financial obligations as they become due with working capital of $ 1,162,621.

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




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  AYOTTE MUSIC INC.
                                                  (Registrant)



Date:  January 21, 2002                      By:    /s/   Don Mazankowski
                                                  ------------------------------
                                                  General Manager



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